 As filed with the Securities and Exchange Commission on February 1, 2001.
                                           Registration No. 333-54718
                                                            ---------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                Amendment No. 1
                                       to
                                    Form S-3


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------
                              SUN COMMUNITIES, INC.
       (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS GOVERNING INSTRUMENT)

                   MARYLAND                                       38-2730780
(State or Other Jurisdiction of Incorporation or     (I.R.S. Employer Identification No.)
                Organization)

                                 ---------------
                                GARY A. SHIFFMAN
                                    PRESIDENT
                              31700 MIDDLEBELT ROAD
                                    SUITE 145
                        FARMINGTON HILLS, MICHIGAN 48334
                                 (248) 932-3100
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                 ---------------
                        Copies of all correspondence to:
                               JOEL M. ALAM, ESQ.
                        JAFFE, RAITT, HEUER & WEISS, P.C.
                         ONE WOODWARD AVENUE, SUITE 2400
                             DETROIT, MICHIGAN 48226
                                 (313) 961-8380

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
    ---

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. X
                                                                        ---

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                       ---

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                ---

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                                    ---.

                        CALCULATION OF REGISTRATION FEE
================================================================================

   Title of Each Class of Securities       Proposed Maximum             Amount of
   ---------------------------------       ----------------             ---------
                                       Aggregate Offering Price (1)  Registration Fee
                                       ----------------------------  ----------------
    Common Stock, $.01 par value (2)       $  2,355,576.5            $    589.00

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices reported on the New York Stock Exchange on January 26, 2001.

(2) Includes rights to purchase Junior Participating Preferred Stock of the Company (the "Rights"). Since no separate consideration is paid for the Rights, the registration fee therefor is included in the fee for the Common Stock.

                       ----------------------------------
         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETED AND MAY CHANGE. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                              SUBJECT TO COMPLETION
                        PROSPECTUS DATED FEBRUARY 1, 2001






                                   PROSPECTUS

                                 71,926 SHARES

                              SUN COMMUNITIES, INC.

                                  COMMON STOCK


         This prospectus covers the sale of up to 71,926 shares of Sun Communities, Inc. common stock by certain stockholders. We will not receive any proceeds from the sale of the shares by the stockholders.

         The common stock is listed on the New York Stock Exchange under the symbol "SUI." The last reported sale price of the common stock as reported on the New York Stock Exchange on January 30, 2001, was $33.04 per share.

         SEE "RISK FACTORS" ON PAGE 4 FOR CERTAIN FACTORS RELATING TO AN
                           INVESTMENT IN THE SHARES.
                       ----------------------------------

          These securities have not been approved or disapproved by the
           Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission
               or any state securities commission passed upon the
                  accuracy or adequacy of this prospectus. Any
                       representation to the contrary is a
                                criminal offense.
                       ----------------------------------

          The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any
                   representation to the contrary is unlawful.

                The date of this Prospectus is January    , 2001

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that Sun Communities, Inc., a Maryland corporation (hereinafter sometimes referred to as "we", "us", or the "Company") filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf process, the selling stockholders may, from time to time, sell the common stock described in this prospectus. We may prepare a prospectus supplement at any time to add, update or change information contained in this prospectus. Except for those instances in which a specific date is referenced, the information in this prospectus is accurate as of February 1, 2001. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information".

         We believe that we have included or incorporated by reference all information material to investors in this prospectus, but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the securities:

         1. Our Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Commission on March 21, 2000, as amended.

         2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the Commission on May 12, 2000.

         3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the Commission on August 4, 2000.

         4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed with the Commission on November 13, 2000.

         5. The description of our common stock contained in our Registration Statement on Form 8-A dated November 23, 1993.

         6. The description of rights to purchase our Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A dated May 27, 1998.

You may request a copy of these filings at no cost, by writing or calling us at the following address:

                              Sun Communities, Inc.
                              31700 Middlebelt Road
                                    Suite 145
                           Farmington Hills, MI 48334
                            Attn: Corporate Secretary
                                 (248) 932-3100

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.


                                   THE COMPANY

         As used in this prospectus, the term "Company" includes Sun Communities, Inc., a Maryland corporation, and one or more of its subsidiaries (including the Operating Partnership (as defined below) and Sun Home Services, Inc.).

         We own and operate manufactured housing communities concentrated in the midwestern and southeastern United States. We are a fully integrated real estate company which, together with our affiliates and predecessors, has been in the business of acquiring, operating, and expanding manufactured housing communities since 1975. As of December 31, 2000, we owned, managed, and/or financed a portfolio of 107 communities (the "Properties") located in 15 states containing an aggregate of approximately 37,500 developed sites and approximately 4,125 sites suitable for development. We are also in the process of developing an additional five communities that we estimate will contain approximately 2,300 sites in the aggregate.

         We are the sole general partner of, and, as of December 31, 2000, held approximately 87% of the interests (not including preferred limited partnership interests) in, Sun Communities Operating Limited Partnership, a Michigan limited partnership (the "Operating Partnership"). Substantially all of our assets are held by or through the Operating Partnership. The ownership and management of the Properties is allocated among our subsidiaries. However, subject to the tax and other risks discussed in the section entitled "Risk Factors", our stockholders achieve substantially the same economic benefits as direct ownership, operation, and management of the Properties, except that 5% of the cash flow from operating activities of Sun Home Services, Inc., a Michigan corporation ("Home Services"), will be distributed to Gary A. Shiffman (current Chairman of the Board of the Company), the estate of Milton M. Shiffman (former Chairman of the Board of the Company), and Jeffrey P. Jorissen, as the holders of all the common stock of Home Services. As sole general partner of the Operating Partnership, we have the exclusive power to manage and conduct the business of the Operating Partnership, subject to certain limited exceptions.

         Our executive and principal property management office is located at 31700 Middlebelt Road, Suite 145, Farmington Hills, Michigan 48334, and telephone number is (248) 932-3100. We have regional property management offices in Elkhart, Indiana and Tampa, Florida.

                                  RISK FACTORS

         You should consider carefully the following information, together with the other information contained in or incorporated by reference in this prospectus, in considering whether to purchase the common stock described in this prospectus.

CONFLICTS OF INTEREST

         Failure to Enforce Terms of Home Services Agreement. Gary A. Shiffman, President, Chief Executive Officer and Chairman of the Board of Directors of the Company, the estate of Milton M. Shiffman (former Chairman of the Board of the Company), and Jeffrey P. Jorissen, Senior Vice President, Treasurer, Chief Financial Officer and Secretary of the Company, are the owners of all of the outstanding common stock of Home Services, and as such are entitled to 5% of the cash flow from the operating activities of Home Services (the Operating Partnership is entitled to 95% of such cash flow). Home Services has entered into an agreement with the Operating Partnership for sales, brokerage, and leasing services that was not negotiated on an arm's length basis. Thus, Messrs. Shiffman and Jorissen will have a conflict of interest with respect to their obligations as officers and/or directors of the Company to enforce the terms of this services agreement due to their right to receive a portion of the cash flow from the operating activities of Home Services. The failure to enforce the material terms of this agreement could have an adverse effect on the Company.

         Tax Consequences Upon Sale of Properties. Gary A. Shiffman, President, Chief Executive Officer and Chairman of the Board of Directors of the Company, holds limited partnership interests in the Operating Partnership ("Common OP Units") which were received in connection with the sale of 24 Properties the Company acquired from partnerships previously affiliated with him (the "Sun Partnerships"). Prior to any redemption of Common OP Units for our common stock (the "Common Stock"), Mr. Shiffman will have tax consequences different from those of the Company and its public stockholders on the sale of any of the Sun Partnerships. Therefore, Mr. Shiffman and the Company, as partners in the Operating Partnership, may have different objectives regarding the appropriate pricing and timing of any sale of those Properties. Consequently, Mr. Shiffman may influence the Company not to sell those Properties even though such sale might otherwise be financially advantageous to the Company.

ADVERSE CONSEQUENCES OF BEING A LENDER

         We provide financing to Bingham Financial Services Corporation ("Bingham"). Gary A. Shiffman, our Chairman of the Board and President and Chief Executive Officer, is a director and officer of Bingham, and Arthur A. Weiss, one of our directors, is a director of Bingham. The financing consists of three separate facilities: a $4.0 million subordinated term loan, bearing interest at the rate of 9.75% per annum (the "Term Loan"); a $10.0 million subordinated demand line of credit, bearing interest at a rate of 235 basis points over LIBOR (the "$10 Million Line"); and a $50.0 million subordinated demand line of credit, bearing interest at a rate of 235 basis points over LIBOR (the "$50 Million Line" and, together with the Term Loan and $10 Million Line, the "Subordinated Debt Facilities"). The Term Loan matures on September 30, 2004. As of December 31, 2000 there was $4.0 million outstanding under the Term Loan, no borrowings under the $10 Million Line, and $35.8 million outstanding under the $50 Million Line. We have a subordinate security interest in the assets of Bingham to secure Bingham's obligations under the Subordinated Debt Facilities.

         The Subordinated Debt Facilities subject the Company to the risks of being a lender. These risks include the risks relating to borrower delinquency and default and the adequacy of the collateral for such loans. Because the Subordinated Debt Facilities are subordinated to certain senior debt of Bingham, in the event Bingham was unable to meet its obligations under the senior debt facility, our right to receive amounts owed to us under the Subordinated Debt Facilities would be suspended pending payment of the amounts owing under the senior debt facility. In addition, because the security interest securing Bingham's obligations under the Subordinated Debt Facilities is subordinate to the security interest of certain senior debt of Bingham, in the event of a bankruptcy of Bingham, our right to access Bingham's assets to satisfy the amounts outstanding under the Subordinated Debt Facilities would be subject to the senior debtor's prior rights to the same collateral.

ADVERSE CONSEQUENCES OF DEBT FINANCING

         We are subject to the risks normally associated with debt financing, including the following risks:

         - our cash flow will be insufficient to meet required payments of principal and interest;

         -    existing indebtedness will not be able to be refinanced;

         - the terms of such refinancing will not be as favorable as the terms of such existing indebtedness; and

         - necessary capital expenditures for such purposes as renovations and other improvements will not be able to be financed on favorable terms or at all.

If a property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property could be transferred to the mortgagee with a consequent loss of income and asset value to the Company.

         As of December 31, 2000, we had outstanding $66.4 million of indebtedness that is collateralized by mortgage liens on sixteen of the Properties (the "Mortgage Debt"). In addition, as of December 31, 2000, we had entered into four capitalized lease obligations having an aggregate value of $36 million. Each capitalized lease obligation involves a lease for a manufactured housing community providing that we will lease the community for a certain number of years and then have the option to purchase the community at or prior to the end of the lease term. In each case, if we fail to exercise our purchase right, the landlord has the right to require us to buy the property at the same price for which we had the purchase option. If we fail to meet our obligations under the Mortgage Debt, the lender would be entitled to foreclose on all or some of the Properties securing such debt. If we fail to satisfy our lease obligations or an obligation to purchase the property, the landlord/seller would be entitled to evict us from the property. In each event, this could have a material adverse effect on us and our ability to make expected distributions, and could threaten our continued viability.

CHANGES IN INVESTMENT AND FINANCING POLICIES WITHOUT STOCKHOLDER APPROVAL

         Our investment and financing policies, and our policies with respect to certain other activities, including our growth, debt, capitalization, distributions, real estate investment trust ("REIT") status, and operating policies, are determined by our Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without notice to or a vote of our stockholders. Accordingly, stockholders may not have control over changes in our policies and changes in our policies may not fully serve the interests of all stockholders.

DEPENDENCE ON KEY PERSONNEL

         We are dependent on the efforts of our executive officers, particularly Messrs. Shiffman and Jorissen (together, the "Senior Officers"). While we believe that we could find replacements for these key personnel, the loss of their services could have a temporary adverse effect on our operations. We do not currently maintain or contemplate obtaining any "key-man" life insurance on the Senior Officers.

OWNERSHIP LIMIT AND LIMITS ON CHANGES IN CONTROL

         9.8% Ownership Limit. In order to qualify and maintain our qualification as a REIT, not more than 50% of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals. Thus, ownership of more than 9.8% of our outstanding shares of common stock by any single stockholder has been restricted, with certain exceptions, for the purpose of maintaining our qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Such restrictions in our charter do not apply to Mr. Shiffman, the estate of Milton M. Shiffman and Robert B. Bayer, a former director and officer of the Company.

         The 9.8% ownership limit, as well as our ability to issue additional shares of Common Stock or shares of other stock (which may have rights and preferences over the Common Stock), may discourage a change of control of the Company and may also: (1) deter tender offers for the Common Stock, which offers may be advantageous to stockholders; and (2) limit the opportunity for stockholders to receive a premium for their Common Stock that might otherwise exist if an investor were attempting to assemble a block of Common Stock in excess of 9.8% of the outstanding shares of the Company or otherwise effect a change of control of the Company.

         Staggered Board. Our Board of Directors has been divided into three classes of directors. The term of one class will expire each year. Directors for each class will be chosen for a three-year term upon the expiration of such class's term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' interest.

         Preferred Stock. Our charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of Common Stock) of any shares issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

         Rights Plan. We adopted a stockholders rights plan in 1998 that provides that our stockholders (other than a stockholder attempting to acquire a 15% or greater interest in the Company) will have the right to purchase stock in the Company at a discount in the event any person attempts to acquire a 15% or greater interest in the Company. Because this plan could make it more expensive for a person to acquire a controlling interest in the Company, it could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

REAL ESTATE INVESTMENT CONSIDERATIONS

         General. Income from real property investments, and our resulting ability to make expected distributions to stockholders, may be adversely affected by:

    -    the general economic climate;

    - local conditions such as oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area;

    -    the attractiveness of the Properties to tenants;

    -    zoning or other regulatory restrictions;

    - competition from other available manufactured housing sites and alternative forms of housing (such as apartment buildings and site-built single-family homes); or

    - our ability to provide adequate maintenance and insurance, and increased operating costs (including insurance premiums and real estate taxes).

         Our income would also be adversely affected if tenants were unable to pay rent or sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of the sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our funds from operations and ability to make expected distributions to stockholders could be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

         Competition. All of the Properties are located in developed areas that include other manufactured housing community properties. The number of competitive manufactured housing community properties in a particular area could have a material effect on our ability to lease sites and on rents charged at the Properties or at any newly acquired properties. We may be competing with others with greater resources and whose officers and directors have more experience than our officers and directors. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities.

         Changes in Laws. Costs resulting from changes in real estate tax laws generally may be passed through to tenants and will not affect us. Increases in income, service or other taxes, however, generally are not passed through to tenants under leases and may adversely affect our funds from operations and our ability to make distributions to stockholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our funds from operations and our ability to make distributions to stockholders.

         Investments in Real Estate and Installment Loans. As of December 31, 2000, we had an investment of approximately $43.6 million in real estate loans to several entities and Properties which are secured by a first lien on the underlying property. We hold subordinated notes for approximately $8.8 million which are secured by a lien on the underlying real estate subordinate to the lien held by the primary lender. Also, as of December 31, 2000, we had outstanding approximately $32 million in installment loans to owners of manufactured homes. These installment loans are collateralized by the manufactured homes. In addition, we may invest in additional mortgages and installment loans in the future. By virtue of our investment in the mortgages and the loans, we are subject to the following risks of such investment:

         - the borrowers may not be able to make debt service payments or pay principal when due;

         - the value of property securing the mortgages and loans may be less than the amounts owed; and

         - interest rates payable on the mortgages and loans may be lower than our cost of funds.

If any of the above occurred, funds from operations and our ability to make expected distributions to stockholders could be adversely affected.

         Development of New Communities. We are engaged in the development of new communities. The manufactured housing community development business involves significant risks in addition to those involved in the ownership and operation of established manufactured housing communities, including the following risks:

         - financing may not be available on favorable terms for development projects;

         - construction and lease-up may not be completed on schedule resulting in increased debt service expense and construction costs;

         - long-term financing may not be available upon completion of construction; and

         -    sites may not be leased on profitable terms.

If any of the above occurred, our ability to make expected distributions to stockholders could be adversely affected.

         Rent Control Legislation. State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Enactment of such laws has been considered from time to time in other jurisdictions. Certain Properties are located, and the Company may purchase additional properties, in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

         Environmental Matters. Under various Federal, state and local laws, ordinances and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials ("ACMs") into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management, and development of real properties, we may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, are potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property.

         All of the Properties have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. These environmental audits have not revealed any significant environmental liability that would have a material adverse effect on our business. No assurances can be given that existing environmental studies of the Properties reveal all environmental liabilities, that any prior owner of a Property did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more Properties.

         Uninsured Loss. We maintain comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance on the Properties with policy specifications, limits, and deductibles customarily carried for similar properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, or acts of war. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flow from the affected property.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT


         Taxation as a Corporation. We expect to qualify and have made an election to be taxed as a REIT under the Code, commencing with the calendar year beginning January 1, 1994. Although we believe that we are organized and will operate in such a manner, no assurance can be given that we are organized or will be able to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex

Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control.

         If we were to fail to qualify as a REIT in any taxable year, we would be subject to Federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability to us for the years involved. In addition, distributions to stockholders would no longer be required to be made.

         Other Tax Liabilities. Even though we qualify as a REIT, we are subject to certain Federal, state and local taxes on our income and property. In addition, our sales operations, which are conducted through Home Services, generally will be subject to Federal income tax at regular corporate rates.

ADVERSE EFFECT OF DISTRIBUTION REQUIREMENTS

         We may be required from time to time, under certain circumstances, to accrue as income for tax purposes interest and rent earned, but not yet received. In such event, we could have taxable income without sufficient cash to enable us to meet the distribution requirements of a REIT. Accordingly, we could be required to borrow funds or liquidate investments on adverse terms in order to meet such distribution requirements.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A PARTNERSHIP

         We believe that the Operating Partnership and other various Company subsidiary partnerships have each been organized as partnerships and will qualify for treatment as such under the Code. If the Operating Partnership and such other partnerships fail to qualify for such treatment under the Code, we would cease to qualify as a REIT, and the Operating Partnership and such other partnerships would be subject to Federal income tax (including any alternative minimum tax) on their income at corporate rates.

ADVERSE EFFECT ON PRICE OF SHARES AVAILABLE FOR FUTURE SALE

         Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares. As of December 31, 2000, up to 4,091,889 shares of Common Stock may be issued in the future to the limited partners of the Operating Partnership (both Common and Preferred OP Units). The limited partners may sell such shares pursuant to registration rights or an available exemption from registration. Also, Water Oak, Ltd., a former owner of one of the Properties, will be issued Common OP Units with a value of approximately $1,000,000 annually through 2009. In addition, as of December 31, 2000, 2,119,514 shares have been reserved for issuance pursuant to our 1993 Employee Stock Option Plan and 1993 Non-Employee Director Stock Option Plan (the "Plans"). Under the Plans options for 553,378 shares have been exercised, and 188,750 shares of restricted stock have been issued as of December 31, 2000. Mr. Shiffman's employment agreement provides for incentive compensation payable in shares of Common Stock. We have also reserved 240,000 shares of Common Stock for issuance commencing January 31, 2002 pursuant to our Long Term Incentive Plan which is for the benefit of all of our salaried employees other than our officers. No prediction can be made regarding the effect that future sales of shares of Common Stock will have on the market price of shares.

ADVERSE EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

         One of the factors that may influence the price of the Common Stock in the public market will be the annual distributions to stockholders relative to the prevailing market price of the Common Stock. An increase in market interest rates may tend to make the Common Stock less attractive relative to other investments, which could adversely affect the market price of Common Stock.

                              SELLING STOCKHOLDERS

          The Selling Stockholders may use this prospectus for the resale of shares of Common Stock being registered by this prospectus, although no Selling Stockholder is obligated to sell any such shares. Each of the Selling Stockholders is a holder of Common OP Units and/or shares of Common Stock. We are the sole general partner of the Operating Partnership. Under the terms of the Operating Partnership's Second Amended and Restated Limited Partnership Agreement (the "Partnership Agreement"), the Common OP Units are redeemable for shares of Common Stock. As of the date of this prospectus, the redemption ratio is one share for each Common OP Unit redeemed, but such redemption ratio is subject to adjustment in certain events pursuant to anti-dilution provisions contained in the Partnership Agreement. The Common Stock offered by this prospectus has been or will be issued to the Selling Stockholders in redemption of Common OP Units held by the Selling Stockholders (the "Shares"). The Selling Stockholders are not required to convert Common OP Units to Common Stock. None of the Selling Stockholders is an affiliate of the Company.

         The following table sets forth certain information regarding the Selling Stockholders and the shares of Common Stock beneficially owned by each of them:

---------------------------------- ------------------------ --------------------- ------------------------------
                                                                                        Shares Beneficially
                                                                                            Owned After
                                       Shares of Common                                    Completion of
                                      Stock Beneficially           Number of             the Offering (2)(3)
                                      Owned Prior to the            Shares             ----------------------
       Selling Stockholder                Offering (1)           Being Offered         Number         Percent
       -------------------                ------------           -------------         ------         -------
---------------------------------- ------------------------ --------------------- ---------------- ------------
---------------------------------- ------------------------ --------------------- ---------------- ------------
Jewish Communal Fund                          23,000                   23,000                 0         *
---------------------------------- ------------------------ --------------------- ---------------- ------------
Louis Benson, Trustee
of the Louis Benson                           26,931                    3,000            23,931         *
Revocable Trust 3/18/93
---------------------------------- ------------------------ --------------------- ---------------- ------------
Steven Ureel                                   3,254                    3,254                 0         *
---------------------------------- ------------------------ --------------------- ---------------- ------------
Kelly Karr                                     5,672                    5,672                 0         *
---------------------------------- ------------------------ --------------------- ---------------- ------------
Water Oak, Ltd.                               45,888                   37,000             8,888         *
---------------------------------- ------------------------ --------------------- ---------------- ------------
     TOTAL                                   104,745                   71,926            32,819
---------------------------------- ------------------------ --------------------- ---------------- ------------



(1) The number set forth in this column is the number of shares of Common Stock held by each such Selling Stockholder and/or the number of shares of Common Stock that would be received upon a conversion of Common OP Units held by each such Selling Stockholder.

(2) Assumes that all shares of Common Stock being offered and registered hereunder are sold, although no Selling Stockholder is obliged to sell any such shares.

(3) Based upon 17,509,516 shares of Common Stock outstanding as of December 31, 2000.

 *    Less than one percent (1%).



                                 USE OF PROCEEDS

         We will not receive any of the proceeds of any sale by the Selling Stockholders.

                              PLAN OF DISTRIBUTION

         The Company is registering the Shares on behalf of the Selling Stockholders. As used herein, "Selling Stockholders" includes pledgees, donees, transferees or other successors in interest (collectively with the Selling Stockholders, the "Sellers") selling shares received from a Selling Stockholder after the date of this prospectus. The Sellers, directly or through brokers, dealers, underwriters, agents or market makers, may sell some or all of the Shares. Any broker, dealer, underwriter, agent or market maker participating in a transaction involving the Shares may receive a commission from the Sellers. Usual and customary commissions may be paid by the Sellers. The broker, dealer, underwriter or market maker may agree to sell a specified number of the Shares at a stipulated price per Share and, to the extent that such person is unable to do so acting as an agent for the Sellers, to purchase as principal any of the Shares remaining unsold at a price per Share required to fulfill the person's commitment to the Sellers.

         A broker, dealer, underwriter or market maker who acquires the Shares from the Sellers as a principal for its own account may thereafter resell such Shares from time to time in transactions (which may involve block or cross transactions and which may also involve sales to or through another broker, dealer, underwriter, agent or market maker, including transactions of the nature described above) on the New York Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale, or at negotiated prices. In connection with such resales, the broker, dealer, underwriter, agent or market maker may pay commissions to, or receive commissions from, the purchasers of the Shares. The Sellers also may sell some or all of the Shares directly to purchasers without the assistance of a broker, dealer, underwriter, agent or market maker and without the payment of any commissions.

         Other than any commissions or discounts paid or allowed by the Selling Stockholders to underwriters, dealers, brokers or agents, all expenses incurred in connection with this offering are being borne by us.

         Pursuant to the registration rights granted to the Selling Stockholders in connection with the issuance of Common OP Units to the Selling Stockholders, we have agreed to indemnify the Selling Stockholders and any person who controls a Selling Stockholder against certain liabilities and expenses arising out of, or based upon the information set forth in, or incorporated by reference in, this prospectus, and the registration statement of which this prospectus is a part, including liabilities under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

                                  LEGAL MATTERS

         The legality of the Common Stock offered hereby will be passed upon by Jaffe, Raitt, Heuer & Weiss, Professional Corporation, Detroit, Michigan. Arthur
A. Weiss, who is a director of the Company, is a shareholder of Jaffe, Raitt, Heuer & Weiss, P.C. In addition, as of January 31, 2001 certain shareholders of Jaffe, Raitt, Heuer & Weiss, P.C. beneficially owned approximately 55,299 shares of our Common Stock.


                                     EXPERTS

         The financial statements incorporated in this Registration Statement by reference to our Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with any offering to be made by the prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities, in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstance, create an implication that there has been no change in the facts set forth in this prospectus or in the affairs of the Company since the date hereof.


                                TABLE OF CONTENTS

                                   PROSPECTUS
                                                                          PAGE
                                                                          ----

About This Prospectus                                                       2

Where You Can Find More Information                                         2

The Company                                                                 3

Risk Factors                                                                4

Selling Stockholders                                                       10

Use of Proceeds                                                            10

Plan of Distribution                                                       11

Legal Matters                                                              11

Experts                                                                    11



                                  71,926 SHARES





                              SUN COMMUNITIES, INC.





                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS

                                 --------------











================================================================================
                                                               JANUARY    , 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.

         Registration Fee.................................... $   589
                                                               ------
         Legal Fees and Expenses.............................   5,000
         Accounting Fees and Expenses........................   3,000
         Miscellaneous.......................................   1,411
                                                               ------
         Total............................................... $10,000
                                                               ======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's charter authorizes the Company to obligate itself to indemnify its present and former directors and officers and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by Maryland law. The Company's bylaws obligate it to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Maryland law. The Maryland General Corporation Law ("MGCL") permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the Company in those capacities unless it is established that: (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding; and (a) was committed in bad faith or, (b) was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property, or services; or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that:
(i) it is proved that the person actually received an improper benefit or profit in money, property or services; or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's charter contains a provision providing for elimination of the liability of its directors or officers to the Company or its stockholders for money damages to the maximum extent permitted by Maryland law.

         The partnership agreement of the Operating Partnership also provides for indemnification of the Company and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its charter, and limits the liability of the Company and its officers and directors to the Operating Partnership and its respective partners to the same extent the liability of the officers and directors of the Company to the Company and its stockholders is limited under the Company's charter.

ITEM 16. EXHIBITS

         The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is hereby incorporated by reference.

ITEM 17.     UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

        (1). To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table set forth in this registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof; and insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Farmington Hills, State of Michigan, on February 1, 2001.



                  SUN COMMUNITIES, INC.,
                  a Maryland corporation


                  By: /s/ Jeffrey P. Jorissen
                     -----------------------------------------------------------
                     Jeffrey P. Jorissen, Chief Financial Officer, Secretary and Principal Accounting Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


           NAME                                      TITLE                                 DATE
           ----                                      -----                                 ----
            *                                Chief Executive Officer,
------------------------------               President, and Chairman of the          February 1, 2001
     Gary A. Shiffman                        Board of Directors


  /s/ Jeffrey P. Jorissen                    Senior Vice President,
------------------------------               Treasurer, Chief Financial              February 1, 2001
     Jeffrey P. Jorissen                     Officer, and Secretary
                                             (principal accounting and
                                             financial officer)


            *
------------------------------                       Director                        February 1, 2001
     Paul D. Lapides


            *
------------------------------                       Director                        February 1, 2001
     Ted J. Simon


            *
------------------------------                       Director                        February 1, 2001
     Clunet R. Lewis


            *
------------------------------                       Director                        February 1, 2001
     Ronald L. Piasecki


            *
------------------------------                       Director                        February 1, 2001
     Arthur A. Weiss


*By: /s/ Jeffrey P. Jorissen
    ----------------------------------
    (Jeffrey P. Jorissen, Attorney-in-
                  Fact)

                                INDEX TO EXHIBITS


EXHIBIT NO.  DESCRIPTION
-----------  -----------

        4.1  Form of Common Stock Certificate (Incorporated by reference from
             Exhibit 2 to Amendment No. 1 to Form S-11 filed by the Company on November 5, 1993, File No. 33-69340)

        4.2 Articles VI and VII of the Company's Amended and Restated Articles of Incorporation (Incorporated by reference from Exhibit 3.1 to Amendment No. 1 to Form S-11 filed by the Company on November 5, 1993, File No. 33-69340)

        4.3 Rights Agreement, dated as of April 24, 1998, between the Company and State Street Bank and Trust Company
             (Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated April 24, 1998)

        4.4 Articles Supplementary to the Company's Amended and Restated Articles of Incorporation (Incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K dated September 29, 1999)

       *5.1 Opinion of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, as to legality of securities

       10.1 Subordinated Loan Agreement dated September 30, 1997 between Bingham Financial Services Corporation ("Bingham") and the Company (assigned to Sun Communities Operating Limited Partnership (the "Operating Partnership") as of December 31,
             1997) (incorporated by reference from Exhibit 10.7 to Bingham's Registration Statement on Form S-1, Bingham file no. 333-34453)

       10.2 Term Promissory Note dated September 30, 1997 executed by Bingham in favor of the Company (assigned to the Operating Partnership as of December 31, 1997) (incorporated by reference from Exhibit 10.9 to Bingham's Registration Statement on Form S-1, Bingham file no. 333-34453)

       10.3 Loan Agreement dated March 1, 1998 between Bingham and the Operating Partnership (incorporated by reference from Exhibit
             10.10 to Bingham's Annual Report on Form 10-K for the year ended September 30, 1998, Bingham file no. 0-23381)

       10.4 Demand Promissory Note dated March 1, 1998 executed by Bingham in favor of the Operating Partnership (incorporated by reference from Exhibit 10.11 to Bingham's Annual Report on Form 10-K for the year ended September 30, 1998, Bingham file no. 333-34453)

       10.5 Loan Agreement dated March 30, 1999 between Bingham and the Operating Partnership (incorporated by reference from Exhibit
             10.12 to Bingham's Annual Report on Form 10-K for the year ended September 30, 1999, Bingham file no. 0-23381)

       10.6 Demand Promissory Note dated March 30, 1999 executed by Bingham in favor of the Operating Partnership (incorporated by reference from Exhibit 10.13 to Bingham's Annual Report on Form 10-K for the year ended September 30, 1999, Bingham file no. 0-23381)


       10.7 First Amendment dated June 11, 1999 to Subordinated Loan Agreement dated September 30, 1997 between Bingham and the Operating Partnership (incorporated by reference from Exhibit 10.16 to Bingham's Annual Report on Form 10-K for the year ended
             September 30, 1999, Bingham file no. 0-23381)


       10.8 First Amendment dated June 11, 1999 to Loan Agreement dated March 1, 1998 between Bingham and the Operating Partnership (incorporated by reference from Exhibit 10.14 to Bingham's
             Annual Report on Form 10-K for the year ended September 30,
             1999, Bingham file no. 0-23381)

       10.9 Amended Demand Promissory Note dated June 11, 1999 executed by Bingham in favor of the Operating Partnership (incorporated by reference from Exhibit 10.15 to Bingham's Annual Report on Form 10-K for the year ended September 30, 1999, Bingham file no. 0-23381)

      10.10 Security Agreement dated December 13, 1999 between the Operating Partnership and Bingham (incorporated by reference from Exhibit 10.3 to Bingham's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, Bingham file no. 0-23381)

     *10.11 Second Amendment to Loan Agreement dated December 13, 1999 between Bingham and the Operating Partnership

      10.12 Second Amended Demand Promissory Note dated December 13, 1999 executed by Bingham in favor of the Operating
             Partnership (incorporated by reference from Exhibit 10.4 to Bingham's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, Bingham file no. 0-23381)

     *10.13 Membership Pledge Agreement dated December 13, 1999 between Bingham and the Operating Partnership

     *10.14 Amended and Restated Security Agreement dated December 13, 1999 between Bingham and the Operating Partnership

     *10.15 Stock Pledge Agreement dated December 13, 1999 between Bingham and the Operating Partnership

     *10.16 Supplemental Agreement Regarding Assignment of Notes, Loan Agreements and Security Agreements as Collateral Security dated December 13, 1999 between Bingham and the Operating Partnership

     *10.17 Supplemental Agreement Regarding Assignment of Note, Loan Agreement and Security Agreement as Collateral Security dated December 13, 1999 between Bingham and the Operating Partnership

     *10.18 Supplemental Agreement Regarding Assignment of Note and Security Agreement as Collateral Security dated March 16, 2000 between Bingham and the Operating Partnership

     *10.19 Stock Pledge Agreement dated October 20, 2000 between Bingham and the Operating Partnership

     *10.20 Amendment to Amended and Restated Security Agreement dated October 20, 2000 between Bingham and the Operating Partnership

      *23.1 Consent of PricewaterhouseCoopers LLP, independent accountants

      *23.2 Consent of Jaffe, Raitt, Heuer & Weiss, Professional Corporation (included in Exhibit 5.1)

*Filed herewith.